LINE OF CREDIT NOTE

* * * * * * * * * *

NAME: CORNING NATURAL GAS CORPORATION   NOTE DATE: September 1, 2011

ADDRESS: 330 William Street   NOTE MATURITY: August 31, 2012

Corning, New York 14830   NOTE NUMBER:7002029533

    ACCOUNT NUMBER:

$750,000.00

FOR VALUE RECEIVED, the undersigned, CORNING NATURAL GAS CORPORATION , an entity organized and existing under the laws of the State of New York with an office at 330 William Street, Corning, New York 14830, (hereinafter called "Borrower"), promises to pay pursuant to the repayment terms set forth below, to the order of **FIVE STAR BANK**, a New York State bank (hereinafter called "Bank") with its principal office at 55 North Main Street, Warsaw, New York 14569, or at such other place as may be designated in writing by the holder of this Note the sum of Seven Hundred Fifty Thousand and 00/100 Dollars ($750,000.00) in lawful money of the United States, or so much as may be advanced, referred to as "principal sum", with interest hereon to be computed from the date hereof as follows:

From the date hereof through and including August 31, 2012 (the "Maturity Date") the unpaid principal sum shall bear interest at the rate of 4.25 percent per annum (the "Fixed Rate")

Payment Terms.

Commencing on November 1, 2011 and on the 1st day of each month thereafter through and including the Maturity Date, the Borrower shall pay to Bank twelve (12) payments of interest only. Unless sooner accelerated or demanded under the term thereof, the Borrower shall pay all unpaid principal, interest and any costs hereunder to the Bank on the Maturity Date.

The annual interest rate for this Note shall be computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Bank at Bank's address shown above or at such other place as Bank may designate in writing.

Application of Payment. All payments of principal and accrued interest shall be applied to the indebtedness under this Note in a manner and order acceptable to the Bank, in its sole discretion.

After Acceleration or Maturity (whichever is earlier), interest shall accrue on the unpaid principal balance of this Note at a rate 3% per annum greater than the pre-Acceleration or pre-Maturity interest rate, until this Note is paid in full. In no event however, shall the interest rate on this Note exceed the maximum rate allowed by law.

In the event any payment due hereunder shall remain unpaid for more than ten (10) days, the holder hereof may collect a late charge in the greater of four percent (4%) of said payment, or $50.00 to cover its extra handling expenses.

Any payment made with a check which is dishonored shall be subject to a dishonored check charge in the amount required by the Bank. The Bank may require this to be paid immediately or it may be added to the balance of the loan or withdrawn from the account.

Purpose. The loan proceeds will be used for the following purpose(s): __Refinance Five Star Bank Term Loan_____

Covenants.

1. Loans made pursuant to this Note are conditioned upon the prior approval of Bank in its sole and absolute discretion. Requests for Bank approval of a loan may be instituted at any time prior to the date that Bank or Borrower terminates this Note, or prior to the time at which Bank demands payment of the Consolidated Loan (defined below), whichever date is earlier. A loan request by Borrower which Bank approves, is referred to below as an "Approved Request". The fact that a particular loan request is not approved by Bank, shall have no affect on (a) this Note, (b) the right of Borrower to make subsequent loan requests, or (c) the obligations of Borrower under this Note including but not limited to the obligations to pay the Consolidated Loan in full On Demand.

2. Bank shall process an Approved Request by debiting Borrower's revolving loan account for the amount of the Approved Request and, unless otherwise agreed by Bank and Borrower, by crediting Borrower's checking account identified above with Bank with the amount of the Approved Request. The loan shall be deemed made immediately upon the crediting of the amount of the Approved Request to Borrower's checking account with Bank or otherwise making the amount of the Approved Request available to Borrower. Each Approved Request, together with the unpaid principal balance of previous loans made under this Note, shall be deemed automatically refinanced and consolidated into one (1) loan, hereafter called the "Consolidated Loan".

3. Loan requests may be issued by Borrower in writing, in person over the telephone and via fax and via e-mail by an Authorized Person designated below. Borrower may, from time to time, add to or delete from the list of Authorized Persons by giving Bank written notice of such changes. Notice of any additions or deletions shall be sent to Bank at 55 North Main Street, Warsaw, New York 14569, to the attention of Commercial Loan Department.

4. Bank is authorized to act on telephone, written, fax or e-mail loan requests and prepayment instructions of any person identifying himself as an Authorized Person, and Borrower will be bound by such instructions. Borrower hereby indemnifies and holds Bank harmless from any liability (including reasonable attorneys' fees) which may arise as a result of Bank's good faith reliance on telephone loan requests and or payment or prepayment instructions from any person identifying himself as an Authorized Person.

5. Bank may terminate its obligations under this Note at any time upon telephonic, facsimile or written notice to Borrower at Borrower's address specified above. Borrower may terminate its right under this Note at any time upon written notice given to Bank at Bank's address specified above. The termination of this Note by either or both parties shall not effect Borrower's obligations under this Note (including but not limited to Borrower's obligations to pay accrued interest on the unpaid principal balance of the Consolidated Loan and the obligation to pay the Consolidated Loan on demand), nor Bank's rights against Borrower under this Note until the Consolidated Loan (and all accrued interest due and to become due Bank thereon) is paid in full.

6. Each of the persons whose name appears below, (followed by his or her signature) is an "Authorized Person". Any Authorized Person may make loan requests under this Note and give payment or prepayment instructions, as specified above.

Upon the occurrence of any of the following, Borrower shall be in default. Upon the occurrence of a default, Bank may declare the entire unpaid principal balance of this Note immediately due and payable ("Acceleration"), without notice, presentment, demand or protest of any kind, all of which are hereby waived by Borrower.

1. Borrower's failure to make any payment to Bank under this Note when due.

2. Borrower's failure (or the failure of any Borrower, if more than one Borrower signed this Note) or of any other person or entity liable to Bank for payment of the indebtedness evidenced by this Note ("Guarantor"), to perform or comply with any term or provisions or covenant under any other loan documents executed by Borrower or Guarantors in favor of Bank.

3. Falsity of any representation or warranty contained in any loan document executed by Borrower in favor of Bank.

4. Entry of a judgment and/or filing of a federal tax lien against any Borrower and/or against any Guarantor.

5. Commencement of a bankruptcy proceeding by or against any Borrower and/or by or against any Guarantor.

6. If Borrower is a corporation, limited liability company or partnership, the dissolution, merger, consolidation or failure to maintain itself as corporation, limited liability company or partnership in good standing.

7. Death of any individual Borrower and/or of any individual Guarantor.

8. The making by any Borrower and/or by any Guarantor of a bulk sale or other disposition of substantially all of its assets.

9. Insolvency (in the form of a negative net worth as defined under generally accepted accounting principles) of any Borrower and/or of any Guarantor.

10. A material adverse change or deterioration in the financial condition of the Borrower.

11. Bank receives notice from any Guarantor of the discontinuance of his liability to Bank.

12. Discontinuance of any Borrower's business and/or of any corporate Guarantor's business.

13. Repossession of or the appointment of a receiver or custodian for any property of any Borrower and/or of any Guarantor.

14. Failure of Borrower to comply with any financial covenant or supply accurate and timely financial information as required herein.

In the event this Note is referred to an attorney for collection, Borrower shall pay all Bank's costs of collection, including Bank's reasonable attorneys' fees, incurred and to be incurred in connection with the enforcement and collection of this Note, including, but not limited to, attorneys' fees incurred and to be incurred in any bankruptcy proceeding involving Borrower or any Guarantor, if any, of this Note.

The Borrower agrees so long as this loan remains unpaid to: (a) keep proper books of accounts in a manner satisfactory to the Bank; (b) permit inspections and audits by the Bank of all books, records, and papers in custody or control of Borrower or others, relating to Borrower's financial condition, including the making of copies thereof, and abstracts therefrom, and inspection and appraisal of any of Borrower's assets; (c) submit timely and accurate financial information to the Bank, acceptable in form and content to the Bank, in its sole discretion, which financial information must include (i) for entity Borrowers and Guarantors, annual audited or reviewed or compiled financial statements prepared by an independent Certified Public Accountant within one hundred twenty (120) days after each fiscal year-end and copies of federal tax returns with all schedules, and (ii) for individual Borrowers and Guarantors, personal financial statements and copies of federal tax returns with all schedules, and (iii) Bank may also require interim management prepared financial statements provided on a quarterly basis, updated rent rolls and other financial information, and (iv) any other periodic financial statements reasonably requested within thirty (30) days after requested by Bank; (d) promptly pay all taxes, assessments, and other governmental charges, provided however, that nothing herein contained shall be interpreted to require the payment of any such tax so long as the validity is being contested in good faith; (e) keep all of its property so insurable insured at all times with responsible insurance carriers against fire and other hazards in such manner and to the extent that like properties are usually insured by others operating businesses, plants and properties of similar character in the same general locality, and keep adequately insured at all times with responsible insurance carriers against liability on account of damage to persons or property, and under all applicable worker's compensation laws; and (f) promptly inform the Bank of the commencement of any action, suit, proceeding or investigation against Borrower, or the making of any counterclaim against Borrower in any action, suit or proceeding, and of all liens against any of its property. In addition to other remedies provided under the loan documents executed in connection with this loan, the Bank reserves the right to (i) require Borrower and/or Guarantor to pay the Bank $250.00 for each thirty (30) days the financial information is past due, and/or (ii) charge the default rate of interest under this Note until the required financial information has been submitted to and approved by Bank, in its sole discretion.

This Note is governed by New York law. BORROWER WAIVES THE RIGHT TO A JURY TRIAL IN ANY LITIGATION OF ANY NATURE OR KIND IN WHICH BORROWER AND BANK ARE BOTH PARTIES. Any litigation involving this Note shall, at Bank's option, be triable only in a court located in Wyoming County, New York. Borrower acknowledges that it has transacted business in New York State with regard to this Note.

The failure of any person or entity to sign this Note shall not release, discharge or affect the liability of any person or entity that signs this Note. This Note has been unconditionally delivered to Bank by each person or entity that signs this Note.

Security and Setoff. As security for this Note, and any renewal or extension hereof, and for all other obligations, direct or contingent, of Borrower to Bank, now due or to become due whether now existing or hereafter arising, (this Note and such other obligations being herein referred to as the "Obligations"), Borrower gives Bank a security interest in all funds, deposits and other property, and the proceeds thereof, now or hereafter in the possession or control of Bank for the account of Borrower (the "Deposits"). Bank may at its option and at any time(s), with or without notice to Borrower, set off or realize upon any and all Deposits, and apply them to the payment or reduction of all or any of the Obligations (whether or not then due), in such manner as Bank may determine, in its sole discretion. Bank shall not be obligated to assert or enforce any rights under this paragraph or to take any action in reference thereto, and Bank may in its discretion at any time(s) relinquish its rights under this paragraph as to a particular Deposit without thereby affecting or invalidating its rights as to any other Deposit. The Bank's right of setoff applies to all accounts and deposits held at the Bank or any other bank owned by **Five Star Bank.**

This Note may not be modified or terminated orally. Borrower acknowledges that this Note has been executed for commercial and/or business purposes. If more than one Borrower has signed this Note, all obligations of each Borrower under this Note are joint and several. Wherever used in this Note, neutral pronouns shall include the masculine and feminine gender as appropriate in the context, and singular terms (such as "Borrower") shall be deemed in the plural where appropriate.

Borrower represents and warrants to Bank that no adverse change has occurred in either (i) Borrower's or Guarantor's financial condition since the date of Borrower's loan application to Bank or (ii) the collateral being pledged to the Bank to secure the Bank's loan. In addition, Borrower hereby agrees to fully, unconditionally and expeditiously comply with any post closing issues or requirements of the Bank, including, but not limited to furnishing additional documents or executing additional or corrected documents in favor of the Bank.

It is hereby expressly agreed, that all of the covenants, conditions and agreements contained in the Mortgage or Security Agreement securing this Note or other loan documents, as applicable, are hereby made part of this Note.

Each of the persons whose name and signature appears on the attached Addendum is an "Authorized Person". Any Authorized Person may make loan requests under this Note and give prepayment instructions, as specified above.

Presentment for payment, notice or dishonor, protest and notice of protest are hereby waived.

Borrower Name: CORNING NATURAL GAS CORPORATION

Signature: _____

Print Name and Title: Michael German, CEO_____

Borrower Name: CORNING NATURAL GAS CORPORATION

Signature: _____

Print Name & Title: Firouzeh Sarhangi, CFO_____

Witness: _____
William E. Bacon, Vice President
Five Star Bank

ADDENDUM TO LINE OF CREDIT NOTE 7002029533

IN THE AMOUNT OF $ 750,000.00

DATED SEPTEMBER 01, 2011

Each of the persons whose name and signature appears on this Addendum is an "Authorized Person". Any Authorized Person may make loan requests under this Note and give payment instructions, as specified above.

Michael German_____ _____
Name of Authorized Person

_____
Signature of Authorized Person

Firouzeh Sarhangi_____
Name of Authorized Person

_____
Signature of Authorized Person

_____
Name of Authorized Person

_____
Signature of Authorized Person

_____
Name of Authorized Person

_____
Signature of Authorized Person